December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (720) 977.4307

Mr. Larry A. Mizel
Chief Executive Officer
MDC Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, CO 80237

> **Re: MDC Holdings, Inc.**
> **Definitive 14A**
> **Filed April 27, 2007**
> **File No. 001-08951**

Dear Mr. Mizel:

      We have reviewed your response letter dated October 24, 2007 and have the following comment. Please respond to our comment by December 21, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about the comment or any other aspect of our review.

1. While we note your response to prior comment 4, we re-issue the comment in part. In future filings, please describe the resources and processes "company management" uses to formulate its recommendations to the compensation committee. We note that your present disclosure focuses on the resources used by the committee itself, but does not separately address the means by which company management generates its recommendations.

      Please contact me at (202) 551-3314 with any questions.

                Sincerely,

                Daniel Morris
                Attorney-Advisor